Exhibit 99.47

MAVERIX METALS ACQUIRES ROYALTY ON MCCOY-COVE PROJECT IN NEVADA

August 23, 2018, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce that it has acquired a 1.5% net smelter returns royalty on the McCoy-Cove project in Nevada (the “McCoy-Cove Royalty”).

The McCoy-Cove Royalty was originally intended to be included in the royalty portfolio (the “Newmont Portfolio”) that Maverix recently acquired from Newmont Mining Corporation (“Newmont”), but was subject to a right of first refusal (“ROFR”) in favour of Premier Gold Mines Limited (“Premier”). Prior to the closing of the acquisition of the Newmont Portfolio, Premier provided notice to Newmont that it would exercise the ROFR for a cash payment of US$12 million. However, Premier has now provided notice to Newmont that it will not be proceeding with the ROFR exercise. As a result of the ROFR not being exercised, Newmont has transferred the McCoy-Cove Royalty to Maverix.

McCoy-Cove is a development stage project located along the highly prospective Battle Mountain-Eureka Trend in Nevada, USA. The Cove property hosts one of the highest grade undeveloped gold deposits in Nevada. Cove was mined by Echo Bay Mines Ltd. between 1987 and 2001 and produced 2.6 million ounces of gold and 100 million ounces of silver. McCoy was mined between 1986 and 2001, and produced approximately 0.9 million ounces of gold and 3.0 million ounces of silver. On January 10th, 2018, Premier and Barrick Gold entered into an exploration and development agreement whereby Barrick Gold will have an option to earn a 60% interest in the exploration portion of the McCoy-Cove property by spending US$22.5 million in exploration before June 30th, 2022. On May 15th, 2018, Premier announced the results of a preliminary economic assessment of the Cove project that outlined an eight-year mine life producing an average of 92,400 ounces of gold per year. Premier has allocated a budget of US$19 million towards development and exploration at the Cove project in 2018 with more than 8,000 metres of drilling planned. As of March 31st, 2018, the Cove project had indicated resources of 0.9 million tonnes at 11.2 g/t containing 342,000 ounces of gold and inferred resources of 3.7 million tonnes at 11.2 g/t containing 1.3 million ounces of gold.

For more information on the McCoy-Cove project, please visit Premier’s website at www.premiergoldmines.com and refer to the news releases of Premier dated January 10, 2018, and May 15, 2018. Premier has filed a technical report in respect of the Cove project, dated June 29, 2018 (effective date March 31, 2018), entitled “Preliminary Economic Assessment for the Cove Project, Lander County, Nevada” which is available under Premier’s profile on SEDAR at www.sedar.com.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, is Vice President Technical Services for the Company, and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix Metals Inc. is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Technical and Third-party Information

The disclosure herein and relating to McCoy-Cove project in which Maverix holds a royalty interest is based on information publicly disclosed by Premier and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Maverix. Specifically, as a royalty holder, Maverix has limited, if any, access to the McCoy-Cove project. Additionally, Maverix may from time to time receive operating information from Premier, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix’s royalty, stream or other interest. Maverix’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.